Exhibit 99.1

Wix Reports Second Quarter 2018 Results

•	Strong growth trajectory continues with second quarter revenue increasing 41% y/y to $146.1 million and collections increasing 37% y/y to $159.9 million

•	Increased free cash flow in the second quarter to our highest quarterly amount ever, $23.9 million, up 37% y/y

•	Results driven by strong cohort performance and continued increases in conversion and retention as users of all types adopt enhanced and new products

•	Raised outlook for 2018 reflecting continued strong development momentum and cohort performance to drive top line growth and free cash flow

NEW YORK, July 25, 2018 -- Wix.com Ltd. (Nasdaq: WIX), a leading cloud-based web development platform, today reported financial results for the second quarter ended June 30, 2018. In addition, the Company provided its initial outlook for the third quarter of 2018 and increased its outlook for the full year 2018.

“Our strong second quarter results demonstrate our continued ability to provide users of all kinds who come to Wix with a complete product platform so they can create their dreams online,” said Avishai Abrahami, Co-founder and CEO of Wix. “During the second half of the year, we plan to increase penetration of our existing markets and make progress in realizing the benefits of a larger market opportunity as we gain momentum in new products, including ADI in additional languages, Wix Answers and Wix Code.”

Lior Shemesh, CFO of Wix, added “Our results in the second quarter highlighted again our combination of strong revenue and collections growth and increasing free cash flow. We also successfully raised $443 million in convertible notes with a 0% coupon. This capital raise bolsters our balance sheet and provides us with additional financial flexibility.”

Q2 2018 Financial Summary

	Three months ended June 30,
$ in thousands	2017	2018	Y/Y growth	Prior Q2 2018 Outlook
Revenue	$103,522	$146,132	41%	$144,000 - 145,000
Collections	$117,121	$159,895	37%	$158,000 - 159,000
Operating Income (Loss)	$(10,563)	$(6,507)	NA
Non-GAAP Operating Income	$3,516	$12,939	268%
Net Cash Provided by Operating Activities	$19,651	$27,268	39%
Free Cash Flow	$17,412	$23,857	37%

Additional Q2 2018 Results and Highlights

•
Revenue in the second quarter of 2018 was $146.1 million, a 41% increase over the same period last year. Under ASC 605, second quarter revenue would have been $144 million, a 39% increase over last year

•	Collections in the second quarter of 2018 were $159.9 million, a 37% increase over the prior year period

•
Gross margin on a GAAP basis in the second quarter of 2018 was 79%, compared to 83% for the second quarter of 2017; non-GAAP gross margin in the second quarter of 2018, calculated as non-GAAP gross profit as a percent of revenue, was 80%, compared to 84% for the second quarter of 2017

o	Under ASC 605, second quarter 2018 GAAP gross margin as a percent of revenue would have also been 79% and non-GAAP gross margin as a percent of revenue would have also been 80%

•
Results in the second quarter include the impact of the change from net (agent) to gross (principal) accounting related to the amended terms of our partnership agreement with Google announced earlier this year. As previously stated, this impact is an approximately $30 million benefit to FY 2018 revenue and collections and approximately $7-8 million each quarter in 2018. This impact also has resulted in a year-over-year decrease in our GAAP and non-GAAP gross margin

•
GAAP net loss in the second quarter of 2018 was $(5.6) million, or $(0.12) per share, compared to a net loss of $(14.3) million, or $(0.31) per share, for the second quarter of 2017. Under ASC 605, second quarter 2018 GAAP net loss would have been $(6.9) million

•
Non-GAAP net income in the second quarter of 2018 was $13.8 million, or $0.29 per share, compared to a non-GAAP net loss of $(0.2) million, or $(0.00) per share for the second quarter of 2017. Under ASC 605, second quarter 2018 non-GAAP net income would have been $12.6 million

•
Net cash provided by operating activities in the second quarter of 2018 was $27.3 million, while capital expenditures totaled $3.4 million, leading to free cash flow of $23.9 million, compared to $17.4 million of free cash flow in the second quarter of 2017, a 37% year-over-year increase

•
Added 205,000 net premium subscriptions in the second quarter of 2018 to reach 3.7 million as of June 30, 2018, a 28% increase over the total number of subscriptions at the end of the second quarter of 2017

•	Added 5.8 million registered users in the second quarter of 2018. Registered users as of June 30, 2018 were 131 million, representing a 20% increase compared to the end of the second quarter of 2017

Recent Business Highlights

•
Momentum in Wix Code Adoption Continues: Usage of Wix Code continues to increase as users across sectors and skill levels are building a wide variety of websites and applications with the product. Activity in the Wix Code Forum, our online community for users to find help and interact with one another, is also increasing as users have contributed over 35,000 posts and comments and have generated over 1 million views.

•
Recently Launched Wix Mobile Site Builder: In response to increasing requests from our users, we recently launched a Wix mobile site builder. This product utilizes the same AI technology that we released in June 2016. Users can now create a professional looking customized website entirely from a mobile device. Users are then able to modify the site further on either a mobile device or on a desktop using the Wix Editor. This product is another example of our ability to innovate in response to requests from users who come to Wix to build their brands and businesses online.

•
Completed Successful Capital Raise: In June and July, Wix raised $443 million in a private offering of its 0% Convertible Senior Notes due 2023. The size of the offering was upsized from the initial base offering and includes the over-allotment option, which the initial purchasers exercised in full. In connection with this offering, Wix entered into negotiated capped call transactions, which are expected generally to reduce the potential dilution to the ordinary shares of Wix upon any conversion of Notes and/or to offset any cash payments Wix is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap. The cap price of the capped call transactions will initially be $211.30 per share, which represents a premium of 100% over the Wix share price of $105.65 on June 21, 2018. Proceeds from the offering were partially used to pay for the capped call transactions with the remaining net proceeds to be used for general corporate purposes.

Financial Outlook

Wix is introducing its outlook for the third quarter of 2018 as follows:

	Q3 2018 Outlook	Y/Y growth
Revenue	$152- $153 million	37% – 38%
Collections	$161 - $162 million	34% – 35%

Wix is increasing its outlook for the full year 2018 following the second quarter results:

2018 Outlook
	Prior	Updated	Y/Y growth
Revenue	$594 - $597 million	$597 - $599 million	40% - 41%
Collections	$651 - $657 million	$656 - $660 million	36%
Free Cash Flow	$100 - $102 million	$101 - $103 million	43% - 46%

Conference Call and Webcast Information

Wix will host a conference call at 8:30 a.m. ET on Wednesday, July 25, 2018 to answer questions about the financial and operational performance of the business during the second quarter of 2018. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the Company has posted a shareholder update and supporting slides to its Investor Relations website at https://investors.wix.com/. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial 866-393-4306 (US/Canada), 734-385-2616 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call and reference Conference ID 5158929. A telephonic replay of the call will be available through July 29, 2018 at 11:59 p.m. ET by dialing 855-859-2056 (US/Canada) or 404-537-3406 (International) and providing Conference ID 5158929.

Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.

Wix is leading the way with a cloud-based development platform for over 132 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, a highly curated App Market, and Wix Code enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, Berlin, Dnipro, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo and Vilnius.

Visit us: on our blog, Facebook, Twitter, Instagram, LinkedIn, Pinterest and Google+

Download: Wix App is available for free on Google Play and in the App Store

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, non-GAAP gross margin, non-GAAP operating income (loss), free cash flow, non-GAAP net income (loss) and non-GAAP net income (loss) per share (collectively the "Non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related costs and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its guidance as to free cash flow to cash flow from operations because it does not provide guidance for cash flow from operations. As items that impact cash flow from operations are out of the Company's control and/or cannot be reasonably predicted, the Company is unable to provide such guidance. Accordingly, a reconciliation to cash flow from operations is not available without unreasonable effort.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, collections and free cash flow, the availability, merchantability or functionality of certain new products or features and their anticipated product demand and customer satisfaction, and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release, including the full year guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our prediction of the future collections generated by our user cohorts; our ability to manage the growth of our infrastructure effectively; our ability to effectively execute our initiatives to scale and improve our user support function; customer acceptance of new products and other challenges inherent in new product development, changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2017 annual report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2018. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Maggie O’Donnell
ir@wix.com
415-223-2624

Media Relations:
Vivian Hernandez
pr@wix.com
415-517-6539

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2018	2017	2018
	(unaudited)		(audited)	(unaudited)

Revenue	$103,522	$146,132	$196,060	$283,907
Cost of revenue	18,025	30,437	32,888	59,481
Gross Profit	85,497	115,695	163,172	224,426

Operating expenses:
Research and development	36,749	48,492	69,418	94,994
Selling and marketing	48,016	58,855	102,345	125,866
General and administrative	11,295	14,855	22,443	28,525
Total operating expenses	96,060	122,202	194,206	249,385
Operating loss	(10,563)	(6,507)	(31,034)	(24,959)
Financial income (expenses), net	(2,043)	1,532	(1,895)	1,403
Other income	1	63	1	84
Loss before taxes on income	(12,605)	(4,912)	(32,928)	(23,472)
Taxes on income	1,659	728	2,221	1,979
Net loss	$(14,264)	$(5,640)	$(35,149)	$(25,451)

Basic and diluted net loss per share	$(0.31)	$(0.12)	$(0.78)	$(0.54)
Basic and diluted weighted-average shares used to compute net loss per share	45,390,479	47,689,337	45,043,215	47,258,381

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	As of
	December 31,	June 30,
	2017	2018
	(audited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$85,230	$354,253
Short term deposits	115,382	248,948
Restricted cash and deposit	949	949
Marketable securities	32,730	33,020
Trade receivables	11,400	8,676
Prepaid expenses and other current assets	19,246	25,453
Total current assets	264,937	671,299
Property, equipment and software, net
Long Term Assets:
Property and equipment, net	16,201	19,752
Prepaid expenses and other long-term assets	3,823	1,424
Intangible assets and goodwill, net	45,052	43,693
Total long-term assets	65,076	64,869

Total assets	$330,013	$736,168

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$34,240	$38,497
Employees and payroll accruals	28,067	41,564
Deferred revenues	202,482	214,206
Accrued expenses and other current liabilities	37,592	41,047
Total current liabilities	302,381	335,314

Long term deferred revenues	14,329	10,095
Long term deferred tax liability	764	683
Convertible senior notes	-	285,018
Long term loan	1,219	1,219
Total long term liabilities	16,312	297,015

Total liabilities	318,693	632,329

Shareholders' Equity
Ordinary shares	80	85
Additional paid-in capital	311,107	415,968
Other comprehensive loss	(286)	(1,893)
Accumulated deficit	(299,581)	(310,321)
Total shareholders' equity	11,320	103,839

Total liabilities and shareholders' equity	$330,013	$736,168

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2018	2017	2018
	(unaudited)		(audited)	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(14,264)	$(5,640)	$(35,149)	$(25,451)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,346	2,196	2,643	4,093
Amortization	1,142	731	1,462	1,319
Share based compensation expenses	11,980	17,769	20,962	33,443
Increase in accrued interest and exchange rate on short term and long term deposits	(53)	(545)	(167)	(897)
Amortization of premium and discount and accrued interest on marketable securities, net	-	45	-	12
Deferred income taxes, net	(184)	(307)	(397)	(405)
Decrease in trade receivables	1,124	2,536	760	2,724
Decrease (increase) in prepaid expenses and other current and long-term assets	743	(8,277)	(3,170)	(17,549)
Increase in trade payables	2,151	3,826	6,659	3,382
Increase (decrease) in employees and payroll accruals	(5,160)	4,978	(205)	13,431
Increase in short term and long term deferred revenues	13,599	13,763	35,607	35,643
Increase (decrease) in accrued expenses and other current liabilities	7,227	(3,807)	7,043	2,302
Net cash provided by operating activities	19,651	27,268	36,048	52,047
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	16,664	5,337	33,050	19,111
Investment in short-term deposits and restricted deposits	(5,000)	(125,001)	(15,650)	(151,780)
Investment in marketable securities	-	(11,576)	-	(14,979)
Proceeds from marketable securities	-	11,496	-	14,436
Purchase of property and equipment	(2,239)	(3,296)	(3,855)	(6,507)
Capitalization of software development costs	-	(115)	-	(262)
Acquisition of Intangible assets	-	(500)	-	(500)
Payment for Businesses acquired	(3,257)	-	(33,091)	-
Net cash used in investing activities	6,168	(123,655)	(19,546)	(140,481)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	7,416	11,587	14,736	21,891
Proceeds from Convertible notes,net	-	335,566	-	335,566
Credit line repayment	-	-	(170)	-
Net cash provided by financing activities	7,416	347,153	14,566	357,457
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	33,235	250,766	31,068	269,023
CASH AND CASH EQUIVALENTS—Beginning of period	90,897	103,487	93,064	85,230
CASH AND CASH EQUIVALENTS—End of period	$124,132	$354,253	$124,132	$354,253

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Revenues	$103,522	$146,132	$196,060	$283,907
Collections	$117,121	$159,895	$231,667	$319,550
Free Cash Flow	$17,412	$23,857	$32,193	$45,278
Number of registered users at period end (*)	108,739	131,027	108,739	131,027
Number of premium subscriptions at period end (*)	2,865	3,659	2,865	3,659

(*) Excludes users and subscriptions of DeviantArt

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Revenues	$103,522	$146,132	$196,060	$283,907
Change in deferred revenues	13,599	13,763	35,607	35,643
Collections	$117,121	$159,895	$231,667	$319,550

RECONCILIATION OF GAAP TO NON-GAAP OPERATING LOSS AND NET LOSS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
(1) Share based compensation expenses:
Cost of revenues	$695	$1,087	$1,201	$2,166
Research and development	6,586	9,470	11,312	17,955
Selling and marketing	1,778	2,352	3,197	4,394
General and administrative	2,920	4,860	5,251	8,928
Total share based compensation expenses	11,979	17,769	20,961	33,443
(2) Amortization	1,240	731	1,426	1,319
(3) Acquisition related expenses	860	946	4,625	2,374
Total adjustments of GAAP to Non GAAP	$14,079	$19,446	$27,012	$37,136

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Gross Profit	$85,497	$115,695	$163,172	$224,426
Share based compensation expenses	695	1,087	1,201	2,166
Amortization	1,040	142	1,040	284
Acquisition related expenses	-	-	28	-
Non GAAP Gross Profit	87,232	116,924	165,441	226,876

Non GAAP Gross margin	84%	80%	84%	80%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING INCOME (LOSS)
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Operating loss	$(10,563)	$(6,507)	$(31,034)	$(24,959)
Adjustments:
Share based compensation expenses	11,979	17,769	20,961	33,443
Amortization	1,240	731	1,426	1,319
Acquisition related expenses	860	946	4,625	2,374
Total adjustments	$14,079	$19,446	$27,012	$37,136

Non GAAP operating income (loss)	$3,516	$12,939	$(4,022)	$12,177

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME/(LOSS) AND NON-GAAP NET INCOME/(LOSS) PER SHARE
(In thousands, except  per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Net loss	$(14,264)	$(5,640)	$(35,149)	$(25,451)
Share based compensation expense and other Non GAAP adjustments	14,079	19,446	27,012	37,136
Non-GAAP net income/(loss)	$(185)	$13,806	$(8,137)	$11,685

Basic Non GAAP net income/(loss) per share	$(0.00)	$0.29	$(0.18)	$0.25
Weighted average shares used in computing basic Non GAAP net income/(loss) per share	45,390,479	47,689,337	45,043,215	47,258,381

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Net cash provided by operating activities	$19,651	$27,268	$36,048	$52,047
Capital expenditures, net	(2,239)	(3,411)	(3,855)	(6,769)
Free Cash Flow	$17,412	$23,857	$32,193	$45,278

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ending
	June 30, 2018		December 31, 2018
	Low	High	Low	High

Projected revenues (*)	152,000	153,000	597,000	599,000
Projected change in deferred revenues	9,000	9,000	59,000	61,000
Projected collections	$161,000	$162,000	$656,000	$660,000

(*) Guidance under ASC 606

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)

Basic and diluted weighted average number of shares outstanding	45,390,479	47,689,337	45,043,215	47,258,381
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	8,545,217	8,040,188	8,545,217	8,040,188
Restricted share units	1,938,381	2,117,774	1,938,381	2,117,774
	55,874,077	57,847,299	55,526,813	57,416,343

Proforma weighted avg number of shares outstanding , net of cashless net exercise of options		56,390,273		56,390,273

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
2018 RECONCILIATION OF ASC 606 TO ASC 605
(In thousands, except loss per share data)

	Three Months ended June 30,
	2018	2018	2018

	ASC 606	ASC 605	Impact

Revenues	$146,132	$143,991	$2,141
y/y%	41%	39%
Cost of revenues	30,437	29,535	902
Gross Profit (loss)	115,695	114,456	1,239
	79%	79%
Operating expenses:
Research and development	48,492	48,492	-
Marketing	58,855	58,855	-
General and administrative	14,855	14,855	-
Total operating expenses	122,202	122,202	-

Operating loss	(6,507)	(7,746)	1,239
Financial income (expenses), net	1,532	1,532	-
Other expenses	63	63	-

Loss before taxes on income	(4,912)	(6,151)	1,239
Taxes on income	728	728	-
Net loss	(5,640)	(6,879)	1,239

Basic and diluted net loss per share	$(0.12)	$(0.14)	$0.02
Basic and diluted weighted-average shares used to compute net loss per share	47,689,337	47,689,337	-

Adjustments to Non GAAP

Total Adjustments	$19,446	$19,446	$-
Non GAAP operating income (loss)	$12,939	$11,700	$1,239
Non-GAAP net income/(loss)	$13,806	$12,567	$1,239
Basic Non GAAP net income/(loss) per share	$0.29	$0.26	$0.03